Exhibit 99.7

OUTSTANDING SHARE CAPITAL AND TOTAL NUMBER OF VOTING RIGHTS AT THE DATE OF THE NOTICE FOR THE 2020 ANNUAL GENERAL MEETING

As of March 4, 2020 – the date of the notice for the Annual General Meeting of Shareholders (the ‘AGM’) of Fiat Chrysler Automobiles N.V. (the ‘Company’) to be held on April 16, 2020 in Amsterdam, the Netherlands – the share capital of the Company consists of the following.

1,568,206,372 common shares are issued and outstanding. Common shares are listed, freely transferable and each of them confers the right to cast one vote.

449,610,500 special voting shares are issued and outstanding. Special voting shares are not listed, are not transferable (with the limited exceptions set forth in the Special Voting Shares Terms and Conditions) and each of them confers the right to cast one vote.

No vote may be cast on shares belonging to the Company or to a subsidiary thereof or on shares in respect of which either of them holds the depositary receipts.

The total number of voting rights which can be cast at the AGM equals to 2,017,816,872.

Fiat Chrysler Automobiles N.V., March 4, 2020